September 5, 2008

CORRESP

Ms. Linda Cvrkel
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, DC 20549

Re:	PSPP Holdings, Inc. File No. 000-24723

Dear Ms. Cvrkel:

This letter is in response to the letter of the Securities & Exchange Commission (the “Commission”) dated July 31, 2008 regarding filings of PSPP Holdings, Inc. (the “Company”).  Specifically, the Company is responding to questions regarding the Form 10-KSB for the year ending December 31, 2007 and Forms 8-K dated December 27, 2007, February 12, 2008, and April 6, 2008   We wish to provide you with greater detail and explanations of the filings and to provide our shareholders with information that may clear any confusion and the Company is therefore in the process of amending its Form 10-KSB for the year ended December 31, 2007 and filing it with the Commission, but as of the date of this letter, is not yet complete.

For convenience, the Company is issuing responses to your comments with numbering corresponding to the Commission’s comments:

Annual Report on Form 10-KSB for the year ended December 31, 2007

Item 3.  Legal Proceedings, page 5

1.           In regards to the Complaint filed by Weed & Co., LLP and Richard O. Weed, Esq. (the “Plaintiff”) in the Superior Court of the State of California, County of Orange on December 3, 2007 (the “Lawsuit”), the management of the Company accounted to this contingency in Notes to the Company’s financial statements in Item 3 of Part I of the Company’s annual filing.

The nature of the Lawsuit is principally against the Company’s transfer agent, PacWest Transfer, LLC, for allegedly improper removal of restrictive legends from stock certificates.  The Company was named as a defendant to the suit although the Company had no involvement in or knowledge of the removal of the restrictive legends.  Because of the nature of the suit, management of the Company believed as of the date of the annual filing that an outcome unfavorable to the Company was and is possible but highly unlikely.

Furthermore, the Company, although aware of the Lawsuit, was not property served until January 11, 2008.  At that time, and through the filing of the Company’s annual report on February 12, 2008, the Company was aware that the Plaintiff was in the process of settling the Lawsuit with third parties, without assistance or consideration of the Company necessary, further making the probability of outcome of the lawsuit impractical.

On March 11, 2008, the Plaintiff and third parties entered into a settlement agreement and general release of the claims of the Lawsuit.  Pursuant to the settlement agreement, the Plaintiff executed a general release in favor of the Company, releasing the Company from any and all claims related to the Lawsuit, and agreed to file a Motion to Dismiss the Lawsuit “without prejudice” in consideration for payments from the third parties in the future.  However, the general release and the Motion to Dismiss without prejudice are contingent upon the payments from the third parties being made in the future.  Upon all payments being made to the Plaintiff by the third parties, the Plaintiff will file a Motion to Dismiss the Lawsuit “with prejudice.”

Because the lawsuit has only been dismissed “without prejudice” as of the date of this letter, the Plaintiff still has the ability to re-file the suit if the payments are not made by the third parties.  Although management believes that an unfavorable judgment against the Company is highly unlikely, the lawsuit was reported on the Company’s quarterly reports for the quarters ending March 31, 2008 and June 30, 2008 as a contingency, as it may still be re-filed by the Plaintiff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6
Critical Accounting Policies, page 8

2.           Pursuant to the Commission’s letter of July 21, 2008, the Company will revise its critical accounting policies with guidance from FR-72 (Release 33-8350) in future filings.  Please see Items 4 and 4T of Part I of the Company’s Form 10-Q for the quarter ending June 30, 2008 and filed on August 15, 2008.

Financial Statements, page 9
Independent Auditors’ Report, page 10

3.           The Independent Auditor’s report of Lawrence Scharfman & Co., CPA PC and the corresponding financial statements will be revised in the Form 10-KSB/A for the year ending December 31, 2007 such that the titles of the financial statements will match the titles of the statements in the audit report.

4.           In the Form 10-KSB for the year ended December 31, 2007, the Company presented stockholders’ equity less investments in Oxford Knights International, Dream Investment TV, eSafe, Inc. and Invest, Inc.  These investments were erroneously classified as stockholders’ equity and the Company at this time believes the investments should have been reclassified or written-off as of December 31, 2007.  See Note 3 of the Financial Statements reported on the Company’s Form 10-Q for the quarter ending June 30, 2008 and filed on August 15, 2008.  The Form 10-KSB/A for the year ending December 31, 2007 will be amended to reflect the misclassifications/write-offs as follows:

A. The $45,000 in Invest, Inc. was determined to be a misclassification and reclassified as additional paid-in-capital.

B. The $300,000 investment in Oxford Knights International should have been written-off in 2007; and

C. The $58,000 investment in Dream Investments TV was reclassified as an investment on the Company’s balance sheet; and

D. The amount reported for the investment in eSafe, Inc. should have been written-off in 2007.

5.           On April 10, 2006, the Company entered into an acquisition agreement whereby the Company issued 22,896,936 shares of its common stock and 1,000,000 shares of its preferred stock to UC Hub Group, Inc., a Nevada Corporation.  UC Hub Group possessed all issued and outstanding shares of eSafe, Inc., a total of 1,000 common shares.  UC Hub Group, Inc. transferred all of the issued and outstanding shares of eSafe, Inc. to the Company in consideration for the 22,896,936 shares of the Company’s common stock and 1,000,000 shares of the Company’s preferred stock.

On November 16, 2007, the parties agreed to rescind the April 10 acquisition agreement and the 22,896,936 common shares and 1,000,000 preferred shares were transferred with corresponding medallion guaranteed stock powers and corporate resolutions to various entities affiliated with the officers and directors of the Company and the shares are therefore still issued and outstanding.  The Company transferred the 1,000 shares of eSafe, Inc. to UC Hub Group pursuant to the rescission agreement of November 16.

The transactions will be accounted for on the financial statements on the amended Form 10-KSB.

Consolidated Statement of Changes in Shareholders’ Equity/(Deficit), page 15

6.           The amended Form 10-KSB/A will include a detailed analysis of the changes in each category of stockholders’ equity for the years ending 2006 and 2007.  The statement will reflect all issuances of stock, treasury stock, and net income/losses for each of 2006 and 2007 in accordance with Rules 3-04 and 8-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page 16
Stock Based Compensation, page 18

7.           Effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "SHARE-BASED PAYMENT" ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. Prior to January 1, 2006, the Company accounted for its share-based payment transactions under the provisions of APB 25, which did not necessarily require the recognition of compensation cost in the financial statements. Accordingly, no compensation expense was recognized for the stock option grants in periods prior to the adoption of SFAS 123R.

The Company also has not issued any options during the reporting periods and as such, the effect of SFAS 123R has no impact on the results of operations for the twelve months ended December 31, 2007 and 2006. The company did issue stock grants in 2007 that were 100% vested at time of issuance and were an expense to the Company at the market price.

Although the Company’s Form 10-KSB filed with the Commission on February 12, 2008 stated that the Company applied APB 25 and not SFAS 123R, the Company did not issue stock-based compensation and there is no damaging effect for the use of APB 25.  However, the Company will revise its Form 10-KSB for the year ended December 31, 2008 to reflect the use of SFAS 123R.

Note 5 – Capital Stock, page 19

8.           In the fiscal year 2007, 9,000,000 restricted shares of the Company’s common stock were issued for services as follows:

5,000,000 common shares issued to Larry Wilcox (“Wilcox”)
1,000,000 common shares issued to Cherish Adams (“Adams”)
1,000,000 common shares issued to Kyle Gotshalk (“Gotshalk”)
1,000,000 common shares issued to Marvin Stadelli (“Stadelli”)
1,000,000 common shares to David E. Dearman (“Dearman”)

Each of Wilcox, Adams, Gotshalk, Stadelli and Dearman received their shares for services rendered on behalf of the Company.  Wilcox, Adams and Gotshalk received shares for services rendered as officers and directors of the Company.  Stadelli and Dearman received shares for services rendered as consultants while the Company was developing the business of the Company’s eSafe subsidiary.

In the first quarter of 2008, the Company cancelled the 5,000,000 shares issued to Wilcox pursuant to Wilcox’s settlement agreement with the Company.  Each of Adams and Gotshalk transferred their 1,000,000 shares to Airport LLC in accordance with the transaction discussed in Section 11 of this Letter.  All of the above transactions will be accounted for in the amended 10-KSB.

Item 8A.  Controls and Procedures, page 25

9.           Although management of the Company did not conduct an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has concluded that notwithstanding the foregoing, the Company’s internal controls over financial reporting are effective, and no material weaknesses in financial reporting have been discovered.

Notwithstanding the foregoing, internal controls over financial reporting in accordance with Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Section 404 will be added to the amended 10-KSB/A.  Additionally, the amended 10-KSB/A will include Principal Executive Officer and Principal Financial Officer certifications in conformity with Item 601(b)(31) of Regulation S-B.

Additionally, discussion of internal controls over financial reporting will also be made in future filings of the Company in conformity with Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Section 404.

Report on Form 8-K dated December 27, 2007
Reports on Form 8-K dated February 12, 2008 and April 6, 2008

10.           The Company does not reflect a “pushed-down” basis of accounting in its financial statements relating to the purchase of a controlling interest in the Company by Airport Road Associates One, LLC (“Airport LLC”) that was reported on Form 8-K dated December 27, 2007.  The purchase was a private transaction between shareholders that affected the change in control provisions, which only has an impact on tax and the Net Operating Loss.  However, as far as Generally Accepted Accounting Principles are concerned, there is no need to change the basis of accounting because the purchase of the controlling interest in the Company by Airport LLC did not affect the Company’s underlying business nor was a merger done at that time.

11.           In accordance with and for the same reasons as discussed in Section 10 above, a pushed-down basis of accounting was not reflected in the Company’s financial statements for the purchase of a controlling interest in the Company by East Coast Realty Ventures, LLC (“ECRV”) from Airport LLC.  In addition, ECRV did not conduct, and as of today’s date has not conducted, a reverse merger with the Company and therefore the Company feels that no change in basis of accounting is necessary.

Form 10-QSB for the quarter ended March 31, 2008

12.           Please note that for the quarter ending June 30, 2008, the Company filed its quarterly report on Form 10-Q and not Form 10-QSB and will continue to use the appropriate form(s) for future filings.

The Company believes that this letter clears any confusion about its obligations to file current reports with the Commission.  The Company at all times desires to avail its shareholders on current and accurate reporting.  The Company and its management acknowledge that:

A. the Company is responsible for the adequacy and accuracy of the disclosure in its filings; and

B. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

C. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further comments or questions feel free to contact me at (301) 230-9674.

Very truly, /s/ Frederic Richardson Frederic Richardson President & CEO